Pioneer Real Estate Shares
6/30/98 NSAR
Item 77D


(a) The registrant's non-fundamental limitation on investments in equity and debt securities of foreign issuers (excluding Canadian securities) increased from 5% to 10% of the registrant's net assets on April 9, 1998.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.